September 26, 2018

Kathleen Collins
Accounting Branch Chief - Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Ms. Collins:

Medidata Solutions, Inc. (the "Company”) submits this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Staff”) received via email dated September 12, 2018, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the period ended March 31, 2018.

Form 10-Q for the Quarter Ended March 31, 2018

Note 1. Summary of Significant Accounting Policies
Costs to Obtain and Fulfill a Contract, page 9

1.
You state in your response to prior comment 1 that commissions paid upon the renewal of customer contracts are not commensurate with the commissions that were paid upon execution of the contracts. You also reference amortizing each capitalized renewal amount over the respective renewal period as the company's preferred approach; however, you appear to be amortizing renewal costs over a period that exceeds the respective renewal period. Please explain further your basis for amortizing commissions paid on renewals over a period equal to twice the term of the renewal and cite the specific guidance you relied upon. Also, tell us the amount of commission expense related to renewals for each period presented.

Response:

As explained further below, the Company amortizes commissions on its renewal contracts over a period that exceeds the contractual term of the renewal because the Company believes that the period of benefit for the associated costs exceeds the contractual term as a result of the incremental services typically purchased by customers upon contract renewal.

To clarify the guidance references in its response to prior comment 1, the Company notes that, in devising its amortization policy for capitalized costs of obtaining both initial contracts and renewals, it primarily relied upon the guidance ASC 340-40-35-1, which states:

"An asset recognized in accordance with [ASC 340-40] shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods and services to which the asset relates. The asset may relate to goods or services to be transferred under a specific anticipated contract (as described in paragraph 340-40-25-5(a)1)."

In evaluating the above authoritative guidance, the Company considered the implementation illustration in paragraph 340-40-55-6, as well as the interpretive discussion and example2 from the January 26, 2015 meeting of the joint FASB-IASB Transition Resource Group ("TRG") on the topic of "Incremental Costs of Obtaining a Contract" (agenda ref 23), "Issue 1b: What is the Amortization Period?"

The Company considered the manner in which it transfers the related services to its customers, and noted that its contractual fact patterns are inherently more complex than the fact pattern used in this example. For its initial contracts, as noted in the prior response, the Company considers View C to be most appropriate as customers are expected to renew for one additional contract term. However, with regard to renewals, both the renewal process for the Company's enterprise customers and the structure of commissions paid by the Company upon renewal are more complex than the scenario in the TRG example.

Because the Company offers its customers a variety of subscription options, its contract renewals do not result from the auto-renew arrangements that are common to many SaaS vendors. While some vendors' renewal contracts would typically renew for the same quantities and amounts, the Company's enterprise subscription renewals can be subject to customer RFP processes and include significant negotiation. Renewals can result in a different range of products utilized, number and mix of clinical trial phases, and therapeutic areas covered. It is expected that customers will not only renew contracts for services provided under the initial contract, but will also purchase incremental services in the renewal period.

The Company's commission structure has a tiered calculation that incentivizes sales of incremental services in the renewal period. The commission rate is lower for the renewal of the monetary amount of the initial contract. However, the commission rate for incremental services in the renewal contract is similar to what would be paid for the same services in an initial contract. Because both continued and incremental services are bundled in a single renewal contract and the Company pays a single blended commission to its sales force for the renewal, the aggregate commission paid upon renewal is not commensurate with the initial commission.
The Company expects to benefit from the renewal over a period that extends beyond the term of the renewal contract. This is because its customers typically purchase incremental services upon renewal, which are then used to support new studies. Given the tendency of study terms to exceed contract terms and the challenges associated with changing platforms, the Company expects that customers will renew the incremental services for one additional renewal period in order to complete these ongoing trials.

As most of the commission paid on renewal contracts relates to incremental services, the Company essentially views commissions on renewal contracts as creating an asset that has the same economic benefit period as commissions on initial contracts. While the Company continues to benefit from the original commission due to the renewal of the initial services, it believes that the period of benefit for renewal commissions is extended by the incremental services, which are also expected to be renewed.

As a result, the Company considers each renewal contract to give rise to one specifically anticipated future contract as described in ASC 340-40-35-1 and 340-40-25-5(a), and has determined that it is appropriate to utilize the same amortization period- twice the contract term- for capitalized costs of obtaining a renewal contract as is used for initial contracts.

As disclosed in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, the Company amortized capitalized contract costs of $4.9 million and $6.4 million for the three-month periods ended March 31, 2018 and March 31, 2017, respectively. Further, as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company amortized capitalized contract costs of $4.6 million and $5.7 million for the three-month periods ended June 30, 2018 and June 30, 2017, respectively. In each of the aforementioned quarterly periods, total commission expense related to renewal contracts (i.e., blended commission associated with renewed and incremental services included in these contracts) was approximately $0.5 million.

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.
Sincerely,
/s/ Rouven Bergmann
Rouven Bergmann
Chief Financial Officer

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1ASC 340-40-25-5(a) gives the following example of costs relating to goods or services to be transferred under a specific anticipated contract: "...for example, costs relating to services to be provided under renewal of an existing contract..."

2In the example offered by the TRG in Issue 1b, a sales employee is paid a commission for each contract obtained with a customer; CU100 is paid for a new customer contract, CU60 is paid each time the same customer renews a contract, and it is assumed that the renewal commission is not considered to be commensurate with the initial commission. The Company considers this example, though simplified, to be relevant because it has determined that its renewal commissions are not commensurate with its initial commissions (as discussed in its response to the Staff's prior comment 1). The TRG offers and evaluates three potential views- Views A, C. and D- with regard to the determination of the amortization period in this example. (View B is determined by the TRG to be inappropriate because it mistakenly capitalizes costs related to the anticipated renewal at the inception of the initial contract.) The TRG notes that "View A would be appropriate if the renewal contract is not a specifically anticipated future contract." View A, however, is not an appropriate viewpoint for the Company because for each initial contract, the Company specifically anticipates one renewal (as discussed in its response to prior comment 1). The TRG goes on to say that "except in the limited circumstances discussed above under which View A would be appropriate, Views C and D are the alternatives that achieve the objective in accordance with 340-40-35-1. The staff think that either alternative might be acceptable based on the guidance in the new revenue standard, if applied consistently to similar circumstances. Similar to current U.S. GAAP and IFRS, an entity will need to consider its individual facts and circumstances to make judgments about the amortization pattern and period for capitalized contract costs."